Exhibit 99.4

VOTING INSTRUCTION FORM
ENTRÉE GOLD INC.

SEE VOTING INSTRUCTIONS ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL MEETING
MEETING DATE: MONDAY, JUNE 18, 2012 AT 2:30 P.M. PDT
RECORD DATE: FOR HOLDERS AS OF MAY 14, 2012
PROXY DEPOSIT DATE: JUNE 14, 2012
ACCOUNT NUMBER:
CUSIP: 29383G100 **CUID:** P27438 E **CONTROL NO.:**

APPOINTEE(S) JAMES HARRIS, GREGORY CROWE

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) **VOTING RECOMMENDATIONS**

1 *- TO SET THE NUMBER OF DIRECTORS AT EIGHT. -------------------------->>> FOR 0010110 --->>>

3 *- APPOINTMENT OF DAVIDSON & COMPANY LLP, CHARTERED ACCOUNTANTS AS --->>> FOR 0010200 --->>>
AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.
NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

2 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX "▭" PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-JAMES HARRIS	☐	☐
02-RT. HON. LORD M. HOWARD	☐	☐
03-MARK BAILEY	☐	☐
04-LINDSAY BOTTOMER	☐	☐
05-GREGORY CROWE	☐	☐
06-PETER MEREDITH	☐	☐
07-ALAN EDWARDS	☐	☐
08-GORDEN GLENN	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX "▭" PER ITEM IN BLUE OR BLACK INK)

0000

2 ITEM(S)
SHARE(S)

	FOR	AGAINST	WITHHOLD
1	☐	☐	
3	☐		☐

CONTROL NO.: →

Broadridge™

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

2 2 P27438 E 1 OF 1

ENTRÉE GOLD INC.
1201-1166 ALBERNI STREET
VANCOUVER, BC V6E 3Z3
CANADA

*** ISSUER CONFIRMATION COPY - INFO ONLY ***
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

06

In this voting instruction form, you and your refer to a beneficial holder of the securities listed on the other side of this form.You are a beneficial holder because we hold the securities in an account for you.

We, us, and our refer to the intermediary or financial institution where you have an account.

A meeting is being held for holders of the securities listed on the other side of this form. Please be advised that you are receiving this voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is entitled to deliver these materials to you. If you have objected to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you, in the language you requested if available.

When you give us your voting instructions, you acknowledge that:

●	you are the beneficial holder;
●	you are authorized to provide these voting instructions; and
●	you have read the instructions on this form.

We cannot vote for you if we do not receive your voting instructions.

Unless you attend the meeting and vote in person, we will vote on your behalf according to the voting instructions you provide.

Please write any comments on a separate sheet and send them by mail with your voting instructions. Please include your 12-digit control number, which you will find on the other side of this form.

If the items listed in the information circular are different from the items listed on the other side of this form, the information circular will be considered correct.

Do not present this voting instruction form at the meeting. Please read the following instructions, complete, sign and return your voting instruction form by mail, or submit your vote on the Internet or by telephone (if available).

About Voting.
A meeting is being held for holders of the securities listed on the other side of this form. As a beneficial holder of the securities, you have the right to vote on the items being covered at the meeting, which are described in the information circular. Please read the information circular carefully and take note of any relevant proxy deposit date.

If you have any questions, please contact the person who services your account.

Your vote is important.
If you do not plan to attend the meeting and vote in person, please give us your voting instructions right away. We will vote on your behalf according to the voting instructions you provide. We cannot vote for you if we do not receive your voting instructions.
If you do not specify how you want your securities voted, they will be voted as recommended in the information circular.

Submitting your voting instructions.
Use this form to send us your voting instructions by mail. You may also be able to give us your voting instructions by telephone or on the Internet. If these options are available to you, they are noted on the other side of this form. If you use the telephone or Internet to vote, you will be considered to have signed and dated this form. Your voting instructions will be recorded when they are received.

You cannot vote on the telephone or Internet on the day of the meeting.

To ensure that your vote is received in sufficient time to be processed, please ensure that the Voting Instruction Form is returned for processing or voted online at least one business day prior to the stated proxy deposit date noted on the other side of this form. Voting instructions received on the proxy deposit date may not be included in the final vote tabulation.

On the Internet (if available).

Go to www.proxyvote.com and follow the instructions. You will need your 12-digit control number, which you will find on the other side of this form.

When you vote on the Internet, the voting recommendations in the information circular also appear on the electronic ballot.

By telephone (if available).
Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 12digit control number, which you will find on the other side of this form.

If a recommendation has not been made on an item, you must vote on each item separately. Choose option 2 when the telephone voting system prompts you.

By mail.
Complete, sign and date the other side of this form. Fold in half, do not detach and return it in the envelope provided. If you do not have the envelope, send the form to:

PROXY TABULATION
P.O. BOX 2800 STN LCD MALTON
MISSISSAUGA, ON L5T 2T8

To attend the meeting as an Appointee.
If you want to attend the meeting, or designate another person to attend the meeting in your place, you may do so in one of the following ways:

●	write your name,or the name of your designate, on the “Appointee” line on the other side of this form, sign and date the form, and send it by mail, or
●	go to the Internet site noted (if available) and insert the name in the “Appointee” section on the electronic ballot.

You cannot use the telephone voting service if you want to appoint yourself to vote in person at the meeting or appoint someone else to attend the meeting for you.

When you write your name or the name of your designate on the “Appointee” line, you or your designate will have the right to attend the meeting and vote in person. We will execute and deliver a form of proxy to the issuer on your behalf. You, or your designate, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer.

If you have any questions, please contact the person who services your account.

Disclosure of Information Electing to Receive Financial Statements.
By electing to receive the financial statements, your name and address may be provided to the issuer (or its agent) for mailing purposes.

3 1-0001

VOTING INSTRUCTION FORM

ENTRÉE GOLD INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: ***WWW.PROXYVOTE.COM*** TELEPHONE VOTE: ***1-800-454-8683***

MEETING TYPE: ANNUAL MEETING
MEETING DATE: MONDAY, JUNE 18, 2012 AT 02:30 P.M. PDT
RECORD DATE: FOR HOLDERS AS OF MAY 14, 2012
PROXY DEPOSIT DATE: JUNE 14, 2012
29383G100

→ ☐

3 1-0001

ITEM(S)	VOTING RECOMMENDATIONS
1 - TO SET THE NUMBER OF DIRECTORS AT EIGHT. ------------------------->>>	FOR 0010110 --->>>
3 - APPOINTMENT OF DAVIDSON & COMPANY LLP, CHARTERED ACCOUNTANTS AS --->>> AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.	FOR 0010200 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

ENTREE GOLD INC.
ANNUAL MEETING TO BE HELD 06/18/12 AT 02:30 P.M. PDT FOR HOLDERS AS OF 05/14/12

2 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ■ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-JAMES HARRIS	☐	☐
02-RT. HON. LORD M. HOWARD	☐	☐
03-MARK BAILEY	☐	☐
04-LINDSAY BOTTOMER	☐	☐
05-GREGORY CROWE	☐	☐
06-PETER MEREDITH	☐	☐
07-ALAN EDWARDS	☐	☐
08-GORDEN GLENN	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ■ " PER ITEM IN BLUE OR BLACK INK)

	FOR	AGAINST	WITHHOLD
1	☐	☐	
3	☐		☐

A/C *** ISSUER COPY ***

→ ☐

FILL IN THE BOX " ■ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → ☐

Broadridge™

P27437 29383G100

51 MERCEDES WAY
EDGEWOOD NY 11717

3 3

ENTRÉE GOLD INC.
1201-1166 ALBERNI STREET
VANCOUVER, BC V6E 3Z3
CANADA

FOLD AND DETACH HERE

*** ISSUER CONFIRMATION COPY - INFO ONLY ***

SIGNATURE(S) DATE

About Voting

A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement.

Please read the Proxy Statement carefully and take note of any relevant proxy deposit date.
We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.

If you have any questions, please contact the person who services your account.

We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement.

For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form.

For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward.

Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote securities held in their clients’ accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients’ securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publiclytraded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election.

If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed “routine” in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date.

The following instructions provide specifics regarding the meeting for which this voting form applies.

Instruction 1
All proposals for this meeting are considered “routine”. We will vote in our discretion on all proposals, if your instructions are not received.

If your securities are held by a bank, your securities cannot be voted without your specific instructions.

Instruction 2
In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions.

If your securities are held by a bank, your securities cannot be voted without your specific instructions.

Instruction 3
In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions.

Instruction 4
We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted.
**If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer.

These materials are being sent at no cost to you.

To attend the meeting and vote your shares in person
If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of this form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. If you have any questions, please contact the person who services your account.

Disclosure of Information Electing to Receive Financial Statements
By electing to receive the financial statements, your name and address may be provided to the issuer (or its agent) for mailing purposes.